K9

HB 3/26/03

SECURI 03011914 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CARSON MEDLIN COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C. FEB 27 2003 313

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 NORTH ASHLEY DRIVE, SUITE 412
(No. and Street)

TAMPA, FLORIDA 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM G. MEDLIN, CHAIRMAN (813) 223-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERRELL & MOSES, P.A.
(Name – *if individual, state last, first, middle name*)

1509 W. SWANN AVENUE, SUITE 100 TAMPA, FL 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM G. MEDLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CARSON MEDLIN COMPANY, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

Notary Public

OFFICIAL NOTARY SEAL
JOSEFINA W. NIELSEN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD065633
MY COMMISSION EXP. NOV. 19,2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARSON MEDLIN COMPANY
BALANCE SHEETS

ASSETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
CURRENT ASSETS		
Cash	$ 28,283	$ 32,048
Accounts receivable	136,483	219,795
Total current assets	164,766	251,843
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $40,990 and $50,249	29,273	23,198
OTHER ASSETS		
Deposits	7,822	8,919
Total assets	$ 201,861	$ 283,960

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 8,634	$ 203
Payroll taxes payable	212	
Interest payable	2,062	412
Total current liabilities	10,908	615
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	33,000	33,000
Total liabilities	43,908	33,615
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	107,953	200,345
Total stockholders' equity	157,953	250,345
Total liabilities and stockholders' equity	$ 201,861	$ 283,960

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
MICHAEL R. MOSES, C.P.A.

1509 W. SWANN
SUITE 100
TAMPA, FLORIDA 33606
TELEPHONE (813) 254-7222
FAX (813) 254-2280

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying financial statements of The Carson Medlin Company as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 18, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Carson Medlin Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 18, 2003